Issuer Free Writing Prospectus dated November 13, 2007

Filed Pursuant to Rule 433

Registration Nos. 333-146836 and 333-147307

(Relating to Preliminary Prospectus Supplement dated November 8, 2007)

Common stock offered by us	20,000,000 shares of common stock. This reflects an increase of 11,000,000 shares from that set forth on the cover of the preliminary prospectus supplement.

Upon completion of this offering, we will have 61,993,509 shares of common stock outstanding.

In addition, we have granted the underwriters an option to purchase up to an additional 3,000,000 shares of common stock to cover over-allotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of this over-allotment option.

Public offering price	$2.50 per share.

Pro forma, as adjusted consolidated balance sheet data

Our pro forma, as adjusted cash and cash equivalents was approximately $21,824,000 and our pro forma, as adjusted stockholders’ equity was approximately $80,507,000, each as of September 30, 2007 and after giving effect to: the offering of 20,000,000 shares of common stock, the redemption of $15 million in face value of our outstanding 11.875% Senior Secured Notes due 2008, the repayment of the entire outstanding balance of approximately $10 million under our Senior Credit Facility, and the payment of $4.7 million in legal fees in connection with our settlement of the Webb litigation and certain payments that occurred subsequent to September 30, 2007, including: $20.0 million for our settlement of the Webb litigation (excluding the $4.7 million in legal fees yet to be paid), $2.3 million related to other settlements and $2.7 million of accrued interest due under our 11.875% Senior Secured Notes due 2008.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $46,500,000. If the underwriters exercise the over-allotment option in full, the net proceeds will be approximately $53,512,500.

Capitalization

Our pro forma, as adjusted additional paid-in capital was approximately $306,006,000, our pro forma, as adjusted accumulated deficit was approximately $(235,395,000), our pro forma, as adjusted total stockholders’ equity was approximately $80,507,000 and our pro forma, as adjusted total capitalization was approximately $110,314,000, each as of September 30, 2007 and after giving effect to the offering of 20,000,000 shares of common stock and the other adjustments described above under “Pro Forma, as adjusted consolidated balance sheet data.”

We have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or Roth Capital Partners, LLC, the underwriter for the offering, will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling toll-free (800) 990-2788, or by fax to (949) 720-7227 or by email at rothecm.com. You may also access the prospectus and the preliminary prospectus supplement by clicking on the following link: http://www.sec.gov/Archives/edgar/data/912241/000119312507239262/d424b5.htm.